ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199"3600

WWW.ROPESGRAY.COM

April 22, 2020	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E. Washington, D.C. 20549

Re: State Street Master Funds (the "Master Trust") (Registration No. 811- 09599) Amendment Number 25 to the Trust's Registration Statement on Form N-1A filed on April 29, 2019 (the "Master Trust Registration Statement"); State Street Navigator Securities Lending Trust (the "Navigator Trust," and together with the Master Trust, the "Trusts") (Registration No. 811- 07567) Post Effective Amendment Number 40 to the Trust's Registration Statement (the "Navigator Trust Registration Statement," and together with the Master Trust Registration Statement the "Registration Statements") on Form N-1A filed on April 30, 2019, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the "1940 Act")

Ladies and Gentlemen:

This letter provides the Trusts' response to comments on the above-referenced amendment to the Master Trust Registration Statement, relating to the State Street International Developed Equity Index Portfolio (the "International Developed Equity Index Portfolio"), State Street Money Market Portfolio (the "Money Market Portfolio"), State Street U.S. Government Money Market Portfolio (the "Government Portfolio"), State Street Treasury Money Market Portfolio (the "Treasury Portfolio") and State Street Treasury Plus Money Market Portfolio (the "Treasury Plus Portfolio"), each a series of the Master Trust; and response to comments on the above- referenced amendment to the Navigator Trust Registration Statement, relating to the State Street Navigator Securities Lending Portfolio I (the "Navigator Portfolio I"), State Street Navigator Securities Lending Portfolio II (the "Navigator Portfolio II") and State Street Navigator Securities Lending Government Money Market Portfolio (the "Navigator Government Portfolio"), each a series of the Navigator Trust (collectively, the "Portfolios," and in context each, a "Portfolio"), that Mr. Keith Gregory of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust's responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

The Trusts have not responded to comments regarding State Street Equity 500 Index Portfolio (the "Equity 500 Index Portfolio") and State Street Navigator Securities Lending Portfolio III (the "Navigator Portfolio III") because the Equity 500 Index Portfolio was liquidated on June 14, 2019 and, on November 1, 2019, Navigator Portfolio II acquired substantially all of the assets and assumed all of the liabilities of Navigator Portfolio III in exchange for shares of Navigator Portfolio II, in complete liquidation of Navigator Portfolio III.

General Comments

1.We remind you that the Trusts and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Portfolios acknowledge the comment.

2.Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere in the Registration Statements.

Response: The Portfolios acknowledge the comment.

Master Trust: International Developed Equity Index Portfolio

Part A Comments

3.When discussing use of derivatives for satisfying the Portfolio's 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value, not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a "35d-1 Policy"), the Portfolio may account for a derivative position by reference to its market value or notional value. The Portfolio may use a derivative contract's notional value when it determines that notional value is an appropriate measure of the Portfolio's exposure to investments that are consistent with its 35d-1 Policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

4.Concerning the following disclosure: "The Portfolio may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser)." Please supplementally describe under what circumstances the Portfolio would do that, whether such investments would be assigned to the Portfolio's 20% bucket, and how the fund replicates an index by investing in securities that are not included in the index?

Response: The Portfolio generally would classify such investments as not counting towards its stated 80% investment policy. The Portfolio may make such investments for cash management or other reasons. In some cases the Portfolio may invest in securities that are not included within the Index but whose return is either correlated with that of the Index or that of a component or components of the Index.

5.In the "Principal Risks of Investing in the Portfolio" section of Part A, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Portfolio are presented most prominently. See "ADI 2019-08 - Improving Principal Risks Disclosure."

Response: The Portfolio intends to modify the order of principal risks identified in its 2020 annual update to the Registration Statement.

6.Concerning the following disclosure: "Further, the Portfolio may be subject to "bail-in" risk under applicable law whereby, if required by the financial institution's authority, the financial institution's liabilities could be written down, eliminated or converted into equity or an alternative instrument of ownership." What investments are subject to this risk and please ensure that the risk ties to the Portfolio's principal investment strategy.

Response: As described in the Portfolio's disclosure, the securities of financial instruments and derivatives with such financial institutions as counterparties are subject to this risk. Since the Portfolio may invest in the securities of financial institutions and enter into derivative contracts with financial institutions, this risk applies. The Portfolio's Registration Statement further states the following: "A bail-in of a financial institution may result in a reduction in value of some or all of its securities and, if the Portfolio holds such securities or has entered into a transaction with such a financial security when a bail-in occurs, such Portfolio may also be similarly impacted."

7.Please revise the Portfolios' securities lending disclosure to state that the only eligible collateral is cash, U.S. government securities, or certain standby letters of credit.

Response: The Portfolio participates in a securities lending program in accordance with an exemptive order issued by the SEC and believe that compliance with that order constitutes compliance with "applicable SEC and Staff guidance."

8.Concerning the following disclosure: "With respect to index funds, to the extent the collateral provided or investments made with cash collateral differ from securities included in the relevant Index, such collateral or investments may have a greater risk of loss than the securities included in the Index." How can collateral have greater risk of loss? What is relevance of that? The collateral should have a lower risk profile.

Response: Although as a general matter the collateral received is expected to have a lower risk of loss than the securities included in an index, it is nevertheless possible that value of the collateral could decline to a greater extent that the values of some components of an index. The Portfolio also discloses the following risk: "In addition, the Portfolio will be subject to the risk that any income generated by reinvesting cash collateral is lower than any fees the Portfolio has agreed to pay a borrower."

Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio

Part A Comments

9.Concerning the following disclosure: "The U.S. Government Portfolio is a government money market fund and invests only in obligations issued or guaranteed as to principal and/or interest, as applicable, by the U.S. government or its agencies and instrumentalities, as well as repurchase agreements secured by such instruments." Please change "such instruments" to government securities.

Response: The Portfolio declines to make a change in response to this comment.

10.In the "Principal Risks of Investing in the Portfolio" section of Part A, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Portfolio are presented most prominently. See "ADI 2019-08 - Improving Principal Risks Disclosure."

11.Response: The Portfolios intend to modify the order of principal risks identified in their 2020 annual update to the Registration Statement.

12.Please add bank concentration risk to the principals risks for the Money Market Portfolio.

Response: The requested change will be made. The Portfolio will add the following risk. The Portfolio notes that it will also retain Financial Institutions Risk.

Banking Companies Risk. The performance of bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking companies. Banks may also be subject to severe price competition. Competition among banking companies is high and failure to maintain or increase market share may result in lost market value.

13.Concerning the following disclosure: "Mortgage-related or other asset-backed securities issued by non-governmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) will generally entail greater credit risk than obligations guaranteed by the U.S. Government." Please clarify that non-governmental mortgage- related securities do not apply to the Government Portfolio.

Response: The Portfolio believes that its existing disclosure about the limits imposed on the Government Portfolio as a government money market fund are appropriate. The Portfolio declines to make a change in response to this comment.

14.Please clarify in the Principal Investment Strategy for the Money Market Portfolio that it, if true, it may invest in private mortgage-related securities and asset-backed securities.

Response: The Principal Investment Strategy for the Money Market Portfolio discloses that it may invest in mortgage-related securities and asset-backed securities. The Money Market Portfolio will modify its Principal Investment Strategy disclosure to clarify that mortgage-related securities includes non-governmental mortgage-related securities.

15.Concerning the following disclosure: "Each Portfolio will typically pay the proceeds of the redemption on the next Portfolio Business Day after the redemption request (and dividends will accrue up to, but not including, the day that redemption proceeds are sent) but in any event no more than seven days after the redemption request." Please clarify that this statement applies to all methods of payment.

Response: The Portfolio intends to clarify its disclosure in response to this comment as follows:

Regardless of the method of payment, each~~Each~~ Portfolio will typically pay the proceeds of the redemption on the next Portfolio Business Day after the redemption request (and dividends will accrue up to, but not including, the day that redemption proceeds are sent) but in any event no more than seven days after the redemption request.

Part B Comments

16.Concerning the following disclosure: "The Money Market Portfolios may invest in ECDs, ETDs and YCDs." Please carve out government money market funds.

Response: The Portfolios intend to clarify their disclosure in response to this comment by stating that the Money Market Portfolio may invest in ECDs, ETDs and YCDs .

17.Concerning the following disclosure: "Each Portfolio, except for the Treasury Portfolio, may invest in illiquid securities." This seems to conflict with the following paragraph that applies to each Money Market Portfolio. Please clarify the disclosure.

Response: The Portfolios intend to delete this sentence in response to this comment.

18.Concerning the following disclosure: "The Money Market Portfolio, the Treasury Portfolios, the U.S. Government Portfolio and the International Developed Equity Index Portfolio may enter into reverse repurchase agreements " ." Please clarify the disclosure and how it applies to the Treasury Portfolios.

Response: The Portfolios intend to clarify their disclosure in response to this comment by removing the reference to the Treasury Portfolios.

19.Concerning the following disclosure: "Certain non-cash collateral or investments made with cash collateral may have a greater risk of loss than other non-cash collateral or investments." Please clarify the disclosure.

Response: The Portfolios intend to clarify their disclosure in response to this comment by deleting this sentence.

20.Please add disclosure addressing how the transition from LIBOR could affect the Portfolios' investments and how the transition will affect the valuation of portfolio investments.

Response: The Portfolios intend to revise their disclosure on LIBOR as follows:

Many financial instruments use or may use a floating rate based on LIBOR, which is the offered rate for short-term Eurodollar deposits between major international banks. On July 27, 2017, the head of the ~~United Kingdom's~~U.K.'s Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. ~~As such, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which a Fund invests cannot yet be determined. The transition process might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based instruments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.~~

The elimination of LIBOR may adversely affect the interest rates on, and value of, certain investments for which the value is tied to LIBOR. Such investments may include bank loans, derivatives, floating rate securities, and other assets or liabilities tied to LIBOR. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve's Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing a Secured Overnight Funding Rate (SOFR), that is intended to replace U.S. dollar LIBOR. Proposals for alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new rates. Questions around liquidity impacted by these rates, and how to appropriately adjust these rates at the time of transition, remain a concern for the Portfolios.

The effect of any changes to, or discontinuation of, LIBOR on the Portfolios will vary depending, among other things, on (1) existing fallback or termination provisions in individual contracts and (2) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Portfolios until new reference rates and fallbacks for both legacy and new products, instruments and contracts are commercially accepted.

21.Please add disclosure that any asset segregation or coverage for Section 18 purposes will be done in accordance with SEC statements and staff guidance.

Response: The Portfolios decline to make the requested change.

22.Please supplementally provide the legal basis for the position that "bankers' acceptances," "similar instruments," and such instruments issued by US and foreign banks described in items (ii) through (iv) are subject to exclusion from the Portfolios' concentration restrictions.

Response: The Portfolios consider Fundamental Investment Restriction 6 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments.

23.The final paragraph under Fundamental Investment Restrictions states, "For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer." Please revise the phrase "backed only by" to "backed principally by."

Response: The Portfolios believe that the referenced restriction is consistent with Investment Company Act Release No. 9785 ("Release 9785"). Release 9785 states that "the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry." In addition, Release 9785, in discussing diversification, states that "[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1)." Therefore, the Portfolios do not intend to make any changes in response to this comment.

International Developed Equity Index Portfolio, Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio

Part B Comments

24.With respect to Fundamental Investment Restriction 6, please note that the Staff has taken the position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Portfolios will consider the concentration of its underlying investment companies when determining a Portfolio's compliance with its concentration policies.

Response: The Portfolios do not intend to make the requested change. The Portfolios are not aware of any requirement to "look through" their investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

25.Fundamental Investment Restriction 6 for the International Developed Equity Index Portfolio states "The Portfolio may concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Portfolio's underlying Index." Please add narrative disclosure in the Non-Fundamental Investment Restrictions section stating that the Portfolios "will" so concentrate, instead of "may."

Response: The Portfolio does not intend to make the requested change. The Portfolio believes that the current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Staff guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a "concentration policy"). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Therefore the Portfolio does not intend to make the requested change at this time.

Navigator Trust: Navigator Government Portfolio

Part A Comments

26.Concerning the following disclosure: "There is no minimum initial or subsequent investment amount for the Portfolio." This sentence appears twice in Item 6. Please delete one instance of the sentence.

Response: The requested change will be made.

27.Concerning the following disclosure: "The Portfolio is a government money market fund and invests only in obligations issued or guaranteed as to principal and/or interest, as applicable, by the U.S. government or its agencies and instrumentalities, as well as repurchase agreements secured by such instruments." Please change "such instruments" to government securities.

Response: The Portfolio declines to make a change in response to this comment.

28.Please revise the disclosure to state that the Portfolio does not invest in non-governmental mortgage-related securities.

Response: The Portfolio declines to make a change in response to this comment.

Part B Comments

29.Please add disclosure addressing how the transition from LIBOR could affect the Portfolios' investments and how the transition will affect the valuation of portfolio investments.

Response: The Portfolio intends to revise its disclosure on LIBOR as shown in response to Comment 20.

30.Concerning the following disclosure: "Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities); provided, however, that concentration may occur as a result of changes in the market value of portfolio securities and from investments in bankers' acceptances, certificates of deposit, time deposits and other similar instruments issued by foreign and domestic branches of U.S. and foreign banks." Please clarify the relevance of "from investments in bankers' acceptances, certificates of deposit, time deposits and other similar instruments issued by foreign and domestic branches of U.S. and foreign banks" for a government fund.

Response: At launch this Portfolio was a prime portfolio. It converted to a government fund and it still has its original fundamental investment policy from its operations as a prime fund.

Navigator Trust: Portfolio I

Part A Comments

31.In the "Principal Risks of Investing in the Portfolio" section of Part A, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Portfolio are presented most prominently. See "ADI 2019-08 - Improving Principal Risks Disclosure."

Response: The Portfolio intends to modify the order of principal risks identified in its 2020 annual update to the Registration Statement.

32.Portfolio II contains the following principal investment strategy disclosure. Does it also apply to Portfolio I? "The Portfolio invests only in U.S. dollar-denominated, short-term, high quality debt obligations (generally, securities that have remaining maturities of 397 calendar days or less and either have been rated A-1 or A-2 by Standard & Poor's, P-1 or P-2 by Moody's, F1 or F2 by Fitch, or are considered by the Adviser to be of comparable quality)."

Response: The language will be added to Portfolio I.

Part B Comments

33.Please add disclosure addressing how the transition from LIBOR could affect the Portfolio's investments and how the transition will affect the valuation of portfolio investments.

Response: The Portfolio intends to revise its disclosure on LIBOR as shown in response to Comment 20.

34.Concerning the following disclosure: "The Portfolio shall not invest more than 50% of the value of its total assets in securities issued by foreign branches of foreign banks. This non-fundamental restriction may be changed by the Board without the approval of shareholders." Please confirm the accuracy of this disclosure.

Response: The Portfolio confirms that this disclosure is accurate.

Navigator Trust: Portfolio II

Part A Comments

35.Please add language clarifying that the Portfolio is not a money market fund, similar to the language included in Portfolio I.

Response: The Portfolio intends to make the requested change.

Part B Comments

36.Please add disclosure addressing how the transition from LIBOR could affect the Portfolio's investments and how the transition will affect the valuation of portfolio investments.

Response: The Portfolio intends to revise its disclosure on LIBOR as shown in response to Comment 20.

* * *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann